UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of JUNE, 2004.

                        Commission File Number: 0-30464


                              IMA EXPLORATION INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [ ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA EXPLORATION INC.
                                           -------------------------------------

Date:   JUNE 29, 2004                      /s/ Joseph Grosso
     ------------------------------        -------------------------------------
                                           Joseph Grosso,
                                           President & CEO


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                                BC FORM 51-102F3

                             MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF COMPANY

         IMA Exploration Inc. (the "Issuer")
         #709 - 837 West Hastings Street
         Vancouver, BC
         V6C 3N6
         Phone:  (604) 687-1828

2.       DATE OF MATERIAL CHANGE

         June 24, 2004

3.       PRESS RELEASE

         The press release was released on June 10, 2004 through various approved public media and filed with the TSX Venture Exchange and the British Columbia, Ontario and Alberta Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         See attached press release for details.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release for details.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       EXECUTIVE OFFICER

         Joseph Grosso
         Phone: (604) 687-1828

9.       DATE OF REPORT

         June 29, 2004.

                                                 /s/ Joseph Grosso
                                                 -------------------------------
                                                 Joseph Grosso, President & CEO



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                              IMA EXPLORATION INC.

                      Suite 709 - 837 West Hastings Street,
                            Terminal City Club Tower,
                             Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.imaexploration.com E-mail: info@imaexploration.com

               TSX Venture Exchange: IMR  OTC Bulletin Board: IMXPF
                 Frankfurt & Berlin Exchanges: IMT (WKN 884971)

--------------------------------------------------------------------------------

NEWS RELEASE                                                       JUNE 29, 2004

                         ALL RESOLUTIONS PASSED AT IMA'S
                        ANNUAL & SPECIAL GENERAL MEETING


IMA EXPLORATION INC. (IMR-TSX.V, IMXPF-OTC.BB) is pleased to report that all resolutions have been passed at IMA's Annual and Special General Meeting that was held on June 24th, 2004. Shareholders passed all resolutions with an approval rate that ranged from between 97% to 100%.

The Board of Directors and Management would like to thank all shareholders for their overwhelming vote of confidence, which will inject a strong stimulus to face with resolve the many exciting and difficult tasks in the coming year. The Company will maintain the commitment to keep shareholders informed through frequent press releases as material news develops.

The Board and Management welcome the election of Mr. David J. Horton, B.Comm., MBA., to the Board. David has been with Canaccord Capital Inc. for 13 years, where he holds the position of Senior V.P. Corporate Finance. His acceptance to serve on the Board is appreciated, as IMA is the only Board position he currently holds. David will add a broader third party dimension through the many areas of his professional involvement in structuring, advising and financing numerous public companies.

One of the key resolutions passed at the meeting was the approval of the corporate reorganization that will have the result of splitting its present mineral resource assets between two separate public companies. Upon implementation of the corporate restructuring, IMA will continue to hold a 100% interest in the Navidad project along with approximately 1,500 square kilometers of Navidad related projects, while the newly created public company ("Golden Arrow Resources Corporation ") will hold approximately 2,000 square kilometers of the non-Navidad projects.

The reorganization will allow IMA to focus on the rapid development of the resources at Navidad and continue exploration of the surrounding projects in the region that are comprised of 150,000 hectares. Golden Arrow will focus on aggressively exploring the non-Navidad projects, exploration that these projects have not seen since being overshadowed by the Navidad discovery.

All the shareholders of record as of approximately July 7th, 2004, will own these two separate public companies. The reorganization is subject to TSX Venture Exchange approval and final court approval, which is being sought on June 29th, 2004.

The new shareholders of IMA will receive the same percentage interest in Golden Arrow as they presently hold in IMA on a one share of Golden Arrow for every 10 shares of IMA basis. Upon completion of the reorganization, holders of IMA warrants will, upon exercise of those warrants, receive 10 IMA shares and one Golden Arrow share for every 10 warrants exercised.


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IMA Exploration Inc.
June 29, 2004
Page 2




                      POST REORGANIZATION ASSET ALLOCATION

---------------------------------------     ------------------------------------
        IMA EXPLORATION INC.                 GOLDEN ARROW RESOURCES CORPORATION
---------------------------------------     ------------------------------------

    Argentine Property Portfolio            Argentine & Peru Property Portfolio

  10,000 ha core Navidad discovery                6 drill ready projects

18 mineral claims (all in Navidad area)          35 exploration properties

    $6.6 million cash (approx.)                        $750,000 cash

     TOTAL: 158,000 HECTARES                      TOTAL: 207,000 HECTARES
    (1,580 square kilometres)                    (2,070 square kilometres)

---------------------------------------     ------------------------------------


ON BEHALF OF THE BOARD

/s/ Joseph Grosso
----------------------------------
Mr. Joseph Grosso, President & CEO

For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Investor Relations Manager, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@imaexploration.com, or visit the Company's web site at http://www.imaexploration.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS:
This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.
                                                                  2004 NUMBER 21

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